Exhibit 99.1

BIOBLAST PHARMA LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Consolidated Balance Sheets	2

Consolidated Statements of Operations	3

Consolidated Statements of Changes in Shareholders’ Equity	4

Consolidated Statements of Cash Flows	5

Notes to Consolidated Interim Financial Statements	6 - 9

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CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2015	2014
	(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,122	$10,583
Short-term bank deposits	17,106	22,028
Receivables and prepaid expenses	585	274

Total current assets	26,813	32,885

LONG-TERM ASSETS:

Long-term deposit	11	9
Property and equipment, net	75	60

Total long-term assets	86	69

TOTAL ASSETS	$26,899	$32,954

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$761	$1,285
Other accounts payable	975	995

Total current liabilities	1,736	2,280

LONG TERM LIABILITIES:
Accrued severance pay	32	-

Total long term liabilities	32	-

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value - 50,000,000 shares authorized at June 30, 2015 and December 31, 2014; 14,230,480 issued and outstanding shares at June 30, 2015 and December 31, 2014.	39	39
Additional paid- in capital	40,499	39,057
Accumulated deficit	(15,407)	(8,422)

Total shareholders’ equity	25,131	30,674

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$26,899	$32,954

The accompanying notes are an integral part of the consolidated interim financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six Months Ended
	June 30,
	2015	2014
	(unaudited)

Research and development	$4,094	$1,163
General and administrative	2,962	590
Total operating expenses	7,056	1,753

Financial (income) expenses, net	(76)	6

Loss before taxes on income	6,980	1,759

Tax on income	5	-

Net loss attributable to holders of Ordinary shares	$6,985	$1,759
Net basic and diluted loss per share	$0.49	$0.16
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	14,230,480	10,873,973

The accompanying notes are an integral part of the consolidated interim financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	capital	deficit	equity

Balance as of December 31, 2013	9,182,867	$24	$1,551	$(1,400)	$175

Issuance of Ordinary shares, net ($0.95 per share)	1,065,076	3	1,009	-	1,012
Issuance of Ordinary shares upon private placement, net ($6.07 per share)	782,537	3	4,365	-	4,368
Issuance of Ordinary shares upon initial public offering, net ($11 per share)	3,200,000	9	31,396	-	31,405
Share based compensation	-	-	736	-	736
Net loss	-	-	-	(7,022)	(7,022)

Balance as of December 31, 2014	14,230,480	39	39,057	(8,422)	30,674

Share based compensation	-	-	1,442	-	1,442
Net loss	-	-	-	(6,985)	(6,985)

Balance as of June 30, 2015 (unaudited)	14,230,480	$39	$40,499	$(15,407)	$25,131

The accompanying notes are an integral part of the consolidated interim financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six Months Ended
	June 30,
	2015	2014
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(6,985)	$(1,759)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	6	1
Stock based compensation	1,442	14
Interest on short term deposit	(78)	-
Change in operating assets and liabilities:
Receivables and prepaid expenses	(311)	(115)
Long-term deposit	(2)	3
Trade payables	(524)	231
Other accounts payable	(20)	353
Accrued severance pay	32	-
Net cash used in operating activities	(6,440)	(1,272)

Cash flow from investing activities:

Investment in short-term bank deposits	5,000	-
Purchase of property and equipment	(21)	(29)
Net cash provided by (used in) investing activities	4,979	(29)

Cash flow from financing activities:

Issuance of shares, net	-	5,371
Deferred issuance expenses	-	(97)
Net cash provided by financing activities	-	5,274

Increase (decrease) in cash and cash equivalents	(1,461)	3,973

Cash and cash equivalents at the beginning of the period	10,583	270

Cash and cash equivalents at the end of the period	$9,122	$4,243

The accompanying notes are an integral part of the consolidated interim financial statements.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1:-	GENERAL

a.	BioBlast Pharma Ltd. (the “Company”) was incorporated in Israel and commenced its operations on January 22, 2012. The Company is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The Company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The Company’s platforms are based on deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. The Company seeks to identify therapeutic platforms that offer solutions for several diseases that share a common pathophysiological mechanism. The Company’s objective is to conduct additional clinical trials for its drugs (the “Drugs”) and, if those trials are successful, seek marketing approval from the U.S. Food and Drug Administration (the “FDA”) and other worldwide regulatory bodies.

b.	The Company is engaged in the research and development of products in the biopharmaceutical field, has not generated revenue from the sale of any product, and does not expect to generate significant revenue unless and until the obtaining of marketing approval, and commercializing its Drugs. The Company has incurred losses in the amount of $6,985 during the six months ended June 30, 2015.

NOTE 2:-	UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited consolidated interim financial statements should be read in conjunction with the 2014 annual financial statements and the notes thereto.

Operating results for the six months period ended June 30, 2015, are not necessarily indicative of the results that may be expected for the year ended December 31, 2015.

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2014 are applied consistently in these financial statements. For further information, refer to the financial statements as of December 31, 2014.

a.	Use of estimates:

The preparation of the consolidated interim financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated interim financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 4:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	The Company is engaged in an operating lease agreement for its office facilities until June 2017. Future minimum non-cancelable rental payments under the operating lease are $219. The rent expenses for the six months ended June 30, 2015 amounted to $58.

The Company has provided bank guarantees in the amount of $26.5 as security for the performance of its lease agreement.

b.	The Company entered into a new operating lease agreement for its vehicles until 2018. Future minimum non-cancelable rental payments under the lease are $10. The rent expenses for the six month ended June 30, 2015 amounted to $31.

c.	License agreement:

(i)	The Company entered into a Research and Exclusive License Agreement with Yissum Research Development Company of the Hebrew University in Jerusalem Ltd., for the use, development and commercialization of TAT-MTS-Protein for protein replacement in mitochondrial diseases. The consideration to Yissum is composed of a tiered low single digit royalties on net sales and a sublicense fee that will not exceed the mid-high ten to twenty percent range of the sublicense consideration, but, if the sublicense arises from the sales of a product, the sublicense fee shall not be less than a low single digit percent of the gross sales of such product.

(ii)	The Company entered into an Exclusive License Agreement with Ramot at Tel Aviv University Ltd. for the use, development and commercialization of its read-through platform. The consideration to Ramot is composed of a tiered low single digit royalties on net sales and a sublicense fee that will not exceed the high five to ten percent range of the sublicense consideration

NOTE 5:-	SHAREHOLDERS’ EQUITY

a.	2013 Incentive option plan:

In December 2013, the Company authorized through its 2013 incentive option plan (the “2013 Plan”) the grant of options to officers, directors, advisors, management and other key employees. The options granted have a graded vesting schedule of generally four years and expire ten years after the grant date.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 5:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s options activity (for employees and directors) under the 2013 Plan is as follows:

	Six months ended June 30, 2015
	Number of options	Weighted average exercise price

Outstanding at beginning of period	783,332	$4.47
Granted	522,067	8.41
Forfeited	(1,500)	(7.17)

Outstanding at end of period	1,303,899	6.06

Vested and expected to vest	1,303,899	6.06

Options exercisable at the end of the period	616,285	$3.56

As of June 30, 2015, the weighted-average remaining contractual term of the outstanding and exercisable options is 8.67 years; the aggregated intrinsic value of the outstanding and exercisable options is $2,930 As of June 30, 2015, the unrecognized compensation cost is $2,228 to be recognized through 2019.

b.	Options granted to service providers:

The Company granted options to certain service providers and accounted for these options in accordance with ASC 505-50, “Equity-Based payment to non-employees”.

The outstanding options granted to the Company’s service providers are as follows:

Grant date	Number of options *)	Exercise price	Expiration date

December 2, 2014	20,000	$ 7.78	December 2, 2024

*) All options were fully vested on the grant date.

c.	Share-based payment:

The share based expense recognized in the consolidated interim financial statements is as follows:

	Six months ended June 30,
	2015	2014
	(unaudited)	(unaudited)

Research and development	$151	$-
General and administrative	1,291	14

	$1,442	$14

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 6:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.	Balances with related parties:

	June 30, 2015	December 31, 2014
	(unaudited)

Trade payable	$1	$2

Other accounts payable	$88	$123

b.	Related parties’ expenses:

	Six months ended June 30,
	2015	2014
	(unaudited)	(unaudited)
Amounts charged to:

Research and development	$162	$49

General and administrative	$105	$82

NOTE 7:-	FINANCIAL (INCOME) EXPENSES, NET

	Six months ended June 30,
	2015	2014
	(unaudited)	(unaudited)

Financial expenses:
Bank fees	$5	$3
Exchange rate	18	3

	23	6
Financial income:
Interest income	(99)	-

	(99)	-

Financial (income) expenses, net:	$(76)	$6

NOTE 8:-	SUBSEQUENTS EVENTS

Subsequent to June 30, 2015, the Company granted 1,022,061 options to its employees in a weighted average exercise price of $5.04.

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